EXHIBIT 2.1

PURCHASE AND SALE AGREEMENT
REAL ESTATE

THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made and entered into by and between ELI GLOBAL, LLC, a Delaware limited liability company authorized to do business in North Carolina, and/or its assigns ("Purchaser"), and REALMARK-COMMERCIAL LLC, a New York limited liability company authorized to do business in North Carolina ("Seller").

RECITALS:

A.
WHEREAS, Seller is the current fee simple owner of a parcel of real property commonly described as 2327 Englert Drive, Durham, North Carolina, which real property is more specifically described in Exhibit "A" attached hereto (the "Property");

B.
WHEREAS, Seller owns certain personal property and intangible property rights, including, without limitation, development rights, personal property located at the Property, leases, surveys, deposits, licenses, and the like, relating to or in any way benefitting the Property); and

C.	WHEREAS, Purchaser desires to purchase the Property pursuant to the terms set forth in this Agreement, and Seller is willing to sell the Property on the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and agreed, Seller and Purchaser hereby agree as follows:

ARTICLE I
PURCHASE PRICE; EARNEST MONEY

1.1	Purchase of the Property. Seller shall sell and transfer the Property to Purchaser, and Purchaser shall purchase the Property from Seller, on the terms and conditions set forth in this Agreement.

1.2
          Property Purchase Price. The  purchase price for the Property (the "Property Purchase Price") to be paid by Purchaser shall be the sum of Three Million Nine Hundred Thousand Dollars and No/100 Dollars ($3,900,000.00) payable by wire transfer of U.S. Dollars ("Good Funds").

1.3.
         Property Earnest Money. Within three (3) days after the mutual execution of this Agreement, Purchaser shall deposit a true and correct fully executed original of this Agreement with Amigone, Sanchez & Mattrey, LLP, 1300 Main Place Tower, Buffalo, NY 14202, Attn: William H. Mattrey, Esq., (716) 852-1300 (the "Escrow Agent"). The date upon which the Escrow Agent acknowledges receipt of a fully executed original of this Agreement, in the form attached hereto as Schedule " l ", together with an Earnest Money Deposit of $100,000 (the "Property Earnest Money") shall be referred to as the "Effective Date" of this Agreement.

The Property Earnest Money shall be deposited in the Escrow Agent's attorney IOLA account and applied to the Property purchase price at closing.

1.4.
Inspection Period and Closing. Seller shall have forty-five (45) days after the Effective Date, to perform its due diligence and to conduct such studies, tests and analysis, as Purchaser deems appropriate ("Inspection Period"). Purchaser shall order all third-party reports within 15 days after the Effective Date. In the event that Purchaser determines that the Property is not suitable for Purchaser's intended use, Purchaser may terminate this Agreement by giving written notice to Seller on or before the expiration of the Inspection Period (herein called a "Termination Notice"). In the event Purchaser gives Seller a Termination Notice, all Earnest Money will be refunded to Purchaser promptly, and this Agreement shall become null and void. If Purchaser does not terminate this Agreement in accordance with this paragraph 1.4 on or before the expiration of the Inspection Period, Purchaser shall have no further right to terminate this Agreement pursuant to this paragraph 1.4, and the Earnest Money shall become nonrefundable except as specifically set forth herein. In the event that Purchaser does not terminate this Agreement prior to the expiration of the Inspection Period, the transaction contemplated herein shall close no later than five (5) business days after expiration of the Inspection Period ("Closing Date").

1.5.
Project. The Property and any and all personal property, leases, deposits, and intangible property rights shall be referred to herein as the "Project", which for reference purposes, shall mean all improvements, buildings, structures, fixtures located on the Property, if any, and all of Seller's existing right, title, and interest in and to all development rights, without  limitation, including all utility rights,  land use entitlements, development rights, permits, licenses, leases, easements, strips, gores, rights, and other appurtenances relating to or in any way benefitting the Property that are owned by Seller.

ARTICLE II
TITLE, SURVEY AND DUE DILIGENCE DOCUMENTS

2.1. Title Commitment. Within ten (10) Days after the Effective Date, Purchaser shall facilitate without cost to Seller delivery of a title commitment for the Property from Chicago Title Insurance Company (the "Title Company") (the "Buyer's Title Commitment"), specifying Seller as the record owner of the Property, showing Purchaser as the prospective named insured, in the amount of the Property Purchase Price, showing the status of title of the Property and listing all exceptions (including, but not limited to, easements, restrictions, rights-of-way, covenants, reservations, encumbrances, liens and other conditions, if any, affecting the Property) which would appear in the Owner's Policy of Title Insurance, when issued, together with true, correct and legible copies of all items and documents referred to therein. Seller shall deliver to Purchaser title at closing subject only to the "Permitted Exceptions," as defined herein. Purchaser shall have a period (the "Review Period") ending on the date which is ten (10) days after the date on which Purchaser receives the last of (i) the Title Commitment; and (ii) true, legible copies of all instruments referred to in the Title Commitment (but in no event more than thirty (30) days after the Effective Date) in which to notify Seller of any objections Purchaser has to any matters shown or referred to in the Title Commitment that impair the marketability of title or adversely affect or limit the use of the property for its present intended use ("Objection Notice"). Any exception to which Purchaser does not object shall be considered a "Permitted Exception". In the event Purchaser timely provides Seller an Objection Notice, Seller shall have the right, but not the obligation, at its sole cost, to eliminate or modify such unacceptable exceptions or conditions and give Purchaser written notice thereof within five (5) days following delivery of the Objection Notice ("Seller's Cure Period"). In the event Seller is unable or unwilling to eliminate or modify such unacceptable exceptions or conditions to the satisfaction of Purchaser within Seller's Cure Period, then in that event Purchaser may terminate this Contract by providing written notice to Seller at any time at or prior to the expiration of the Inspection Period, in which event this Contract shall terminate, the Property Earnest Money shall be returned to Purchaser, and the parties hereto shall have no further obligations one to the other. In the event Purchaser fails to timely terminate the Contract as aforesaid, Purchaser shall be deemed to have elected to waive any such unacceptable conditions and exceptions and proceed to Closing. Seller shall have no obligation to remove or cure title objections, except for (I) liens of an ascertainable amount created by Seller (including any financing which encumbers the Property), which liens Seller shall cause to be released at the Closing or affirmatively insured over by Purchaser's title company, as title insurer, (2) any exceptions or encumbrances to title which are created by Seller after the date of this Agreement without Purchaser's consent, and (3) non-consensual liens not exceeding $25,000 in the aggregate, which liens Seller shall cause to be released at the Closing or affirmatively insured over by the Escrow Agent as title insurer.

2.2, Due Diligence Documents. Within five (5) days after the Effective Date, Seller shall deliver to Purchaser copies of a rent roll, leases, a compilation of utility bills for the last year, operating statements for the last two calendar years and a trailing 12 statement, copies of service contracts, copies of the current tax bills for the property, seller's existing title insurance policies or commitments, and seller's existing survey, all as are in Seller's possession, if any. Seller shall provide upon receipt any new or additional information pertaining to the Property, and any amendment or supplement to any due diligence document, within two (2) Business Days of receipt thereof.

ARTICLE III
RIGHT OF INSPECTION
Purchaser shall have reasonable access to the Property for the purpose of conducting on a non-destructive basis, surveys, engineering studies, non-invasive environmental inspections and tests, and any other inspections, studies, or tests reasonably required by Purchaser. Purchaser shall give Seller not less than seventy-two (72) hours prior telephonic notice before entering onto the Property to perform inspections or tests, and in the case of tests (i) Purchaser shall specify to Seller the precise nature of the test to be performed, and (ii) Seller may require, as a condition precedent to Purchaser's right to perform any such test, that Purchaser deliver Seller evidence of public liability and other appropriate insurance naming Seller as an additional insured thereunder. Such examination of the physical condition of the Property may include an examination for the presence or absence of hazardous or toxic materials, substances or wastes (collectively, "Hazardous Materials"), which shall be performed or arranged by Purchaser at Purchaser's sole expense. Such examination shall be limited to non-invasive, non-destructive methods unless Seller otherwise consents in writing, which consent may be withheld or granted in Sellers reasonable discretion. Purchaser shall keep the Property free and clear of any liens and will indemnify, protect, defend, and hold each Seller and Seller's officers, directors, managers, members, employees, and agents, (such parties being herein referred to collectively as a "Seller

Related Party") harmless from and against all losses, costs, damages, claims, liabilities and expenses (including reasonable attorneys' fees and court costs) (collectively, "Losses") asserted against or incurred by any Seller Related Party as a result of any such entry by Purchaser, its agents, employees or representatives, including, without limitation, Losses sustained as a result of damage to the Property and injury to persons. If any inspection or test disturbs the Property and Purchaser does not acquire the Property, Purchaser will restore the Property to the same condition as existed prior to any such inspection or test. The obligations of Purchaser under this Section shall survive the termination of the Agreement. Seller shall have the right to be present at any and all inspections or testing permitted under this Agreement.

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS AND CONDITIONS

4.1.	Seller's Representations, Warranties and Covenants. Seller represents, warrants and covenants with Purchaser that:

(a)	Seller owns the Property;

(b)	Seller is not precluded from entering into this Agreement or consummating the transactions described in this Agreement by the terms of any other contract or agreement to which Seller is bound;

(c)	The persons signing this Agreement on behalf of Seller have full power and authority to bind Seller;

(d)	All necessary documents evidencing such power and authority shall be provided to the Escrow Agent and Purchaser at Closing;

(e)
Seller is not a "foreign person" and is not currently a U.S. real property holding company (as the foregoing terms are defined  in the Federal Foreign Investment in Real Prope1iy Tax Act of 1980 and the 1984 Tax Reform Act, as amended (the "Federal Tax Laws");

(f)	Seller will provide to Purchaser, at Closing, a Foreign Investment Tax Certificate ("FIRPTA Certificate") in accordance with Section 1445 of the Internal Revenue Code;

(g)
Except as stated in the leases or on the rent roll or disclosed to Purchaser by Seller, no Tenant or third party is entitled to free rent, abatement of rent, or other concession or allowance or work relative to the Project and copies of all leases will be delivered to· Purchaser;

(h)	Seller is a duly formed and existing New York limited liability company, authorized to do business in North Carolina;

(i)	The execution, delivery and performance of this Agreement have been duly authorized and this Agreement constitutes the legal, valid and binding obligation of Seller.

4.2.
Seller's Representations. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if such representations and warranties had been made on and as of the Closing Date. If the representations and warranties of Seller are not true and correct as of the Effective Date and as of the Closing Date, and unless Seller makes an adequate remedy or credit for any such matter, Purchaser shall not be obligated to perform under this Agreement and shall receive a return of the Property Earnest Money as its sole remedy. Seller's representations and warranties shall not survive the closing date.

4.3.	Purchaser's Representations, Warranties and Covenants. As of the Effective Date and the Closing Date, Purchaser hereby represents, warrants, covenants and agrees as follows:

(a)	Purchaser is a North Carolina limited liability company, duly formed and existing under the laws of the State of North Carolina; and

(b)	The execution, delivery and performance of this Agreement have been duly authorized and this Agreement constitutes the legal, valid and binding obligation of Purchaser.

ARTICLE V
CLOSING; COSTS; PRORATIONS

5.1.
Closing. The Closing shall be held at the office of Ragsdale Liggett PLLC, attorney for Purchaser. Neither Purchaser nor Seller need be physically present at the Closing provided that all necessary documents and agreements have been properly executed and notarized (if applicable) and delivered to Purchaser's attorney at least one (1) Business Day prior to Closing.

5.2.
Seller's Deliveries. At Closing, Seller shall deliver any necessary documents required by the Purchaser's attorney, a Special Warranty Deed in a form acceptable to the title company to allow issuance of the title policy ("Special Warranty Deed"), an Assignment and Assumption of Leases, a Firpta Affidavit, an Assignment and Assumption of Service Contracts, an Agreement with Respect to Security Deposits, a Bill of Sale for any personalty, tenant estoppels in form and as reasonably required by Purchaser and Purchaser's lender, appropriate lien waivers and any other documents as required by the Purchaser's Title Insurance Company, without  the necessity for the expenditure of money by Seller, to issue Owner's and Lender's  (if any) Title Insurance Policies and any additional closing documents required by this Agreement (the "Closing Documents").

5.3.
Purchaser's Deliveries. At Closing, Purchaser shall to deliver to the Purchaser's attorney the Closing Documents, including a signed copy of the Assignment and Assumption of Leases, a signed copy of the Assignment of Service Contracts, and a signed copy of the Agreement with Respect to Security Deposits, and the Purchase Price for the Property by wire transfer, payable to the Purchaser's title company, to be disbursed in accordance with Section 5.5 below.

5.4.
Other Documents. At the Closing, Seller and Purchaser shall cause to  be delivered to the Escrow Agent such other instruments and documents as may be reasonably necessary and appropriate in order to complete the Closing of the transaction contemplated by this agreement in accordance with the terms hereof.

5.5.
Funding  and  Recording. Upon the completion of the deliveries of funds, documents and/or instruments specified in Section 5.1, Section 5.2, Section 5.3 and Section 5.4 above, the Purchaser's attorney, shall be authorized and instructed to: (a) deliver the balance of Property Purchase Price to Seller, after deducting all expenses therefrom which are chargeable to Seller; and (b) cause the Special Warranty Deed and such other appropriate closing documents to be immediately recorded in the appropriate real property records of Durham County, North Carolina.

5.6.
Closing Costs. Seller shall pay its proportionate share of the prorations set forth below in Section 5.7. Purchaser shall pay all premiums for any title insurance policy and endorsements or modifications to the Owners Policy of Title Insurance and the cost of any survey, which may be obtained by Purchaser at its sole election. Except as otherwise provided in this Agreement, all other escrow and closing costs shall be allocated to and paid by Seller and Purchaser on the date of Closing, in accordance with the manner in which such costs are customarily borne by such parties in sales of similar property in Durham County, North Carolina; provided, however, each party shall pay its own attorneys' and consultants' fees. The obligations of Seller and Purchaser under this Section shall survive the Closing.

5.7.
  Prorations. Real estate taxes, charges and assessments (special or otherwise) relating to the Property, shall be prorated at Closing based upon such amounts due and payable for the calendar year in which the Closing occurs and the actual number of days remaining from Closing to the end of such calendar year. Rents, security deposits, common area charges and service contracts shall be prorated through the day of closing. The obligations of Seller and Purchaser under this Section shall survive the Closing.

5.8.
Broker and Closing Fee. The parties  hereby acknowledge that no broker is involved in the transactions contemplated by this Agreement other than Andrea Superak, agent for DT Cary Real Estate Services, Inc.,who will be paid by Seller. Purchaser represents that it has engaged no Broker in any capacity in connection with this Agreement.

ARTICLE VI
TERMINATION, DEFAULT AND REMEDIES

6.1
Seller's Default; Purchaser's Remedies. If Seller breaches any of the covenants and/or agreements which are to be performed by Seller under this Agreement, Purchaser may (i) terminate this Agreement by giving written notice of termination to Seller, which notice need not be accompanied by any other document or consent of any other party hereto, and receive a full and immediate refund of the Property Earnest Money; or(ii) Purchaser may seek money damages and/or the equitable remedy of specific performance. Any claim for money damages shall be limited to an amount equal to the lesser of $100,000 or the amount of damages proven by Purchaser. These are Purchaser's sole remedies.

6.2
 Purchaser's Default; Seller's Remedies. If Purchaser breaches any of the covenants and/or agreements which are to be performed by Purchaser under this Agreement Seller may terminate this Agreement by giving written Notice of Termination to Purchaser, which notice need not be accompanied by any other document or consent of any other party hereto, and in the event of Purchaser default, Seller may retain the Property Earnest Money deposit, or sue for specific performance only, as its sole remedies.

6.3
Attorney Fees and Costs. If either party brings or commences any legal action or proceeding to enforce any of the terms of this Agreement, (or for damages by reason of an alleged breach of this Agreement), the prevailing party, if any, in such action, shall be entitled to recover from the non-prevailing party all reasonable attorney fees that may have been incurred, including any and all costs and expenses incurred in enforcing, perfecting, and executing such judgment, including all costs of appeal.

ARTICLE VII
NOTICES

7.1
Notices. Any and all notices required to be delivered hereunder shall be deemed properly delivered when and if personally delivered, by facsimile with verification of delivery, by email communication, read receipt requested, sent by registered or certified mail, return receipt requested, postage prepaid, or sent by nationally recognized overnight courier to the parties as set forth below. Buyer and Seller agree to keep computers and facsimile equipment on and operable in a commercially reasonable manner and to accept and acknowledge receipt of any email, facsimile or delivery by overnight courier:

Seller:	REALMARK-COMMERCIAL LLC
do Matt Iak
2350 N Forest Rd. Suite 12-A
Getzville NY 14068
PHONE: (716) 636-0401 Ext. 287
EMAIL: miak@usedc.com

With a copy to:	Amigone, Sanchez & Mattrey, LLP
William H. Mattrey, Esq.
1300 Main Place Tower
Buffalo, NY 14202
PHONE: 716-852-1300
EMAI L: wmattrey@amigonesanchez.corn

Purchaser:	ELI GLOBAL, LLC
Attn: Greg Lindberg, CEO
2222 Sedwick Road
Durham, N.C. 27713

With a copy to:	Ragsdale Liggett PLLC
Eric R. Spence, Esq.
2840 Plaza Place, Suite 400
Raleigh, North Carolina 27612
Direct Phone: 919-881-2232
EMAIL: espence@rl-law.com

Any notice sent by counsel to either Purchaser or Seller to any party under this Agreement shall be deemed transmitted by Seller or Purchaser, respectively. Notice given to a party may be given to said party's attorney.

ARTICLE VIII
INDEMNIFICATION OF ESCROW AGENT AND TITLE COMPANY

8.1.
Release of Escrow Agent.  If this Agreement or any matter relating hereto shall become the subject of any litigation or controversy, Purchaser and Seller agree, jointly and severally, to release and hold Escrow Agent free and harmless from any loss or expense, including attorneys' fees, that may be suffered by it by reason thereof, except for losses or expenses as may arise from Escrow Agent's negligent or willful misconduct or breach of trust. If conflicting demands are made or notices served upon Escrow Agent with respect to this Agreement, the parties expressly agree that Escrow Agent shall be entitled to file a suit in interpleader and obtain an order from the court requiring the parties to interplead and litigate their several claims and rights among themselves. Upon the filing of such an action, Escrow Agent shall be fully released and discharged from any obligations imposed upon it by this Agreement. Any such legal action may be brought in such court as Escrow Agent shall determine to have jurisdiction thereof. All costs of such proceedings, together with all reasonable attorneys' fees and costs incurred by Escrow Agent and the successful party or parties in connection therewith, shall be paid by the unsuccessful party or parties to such proceeding.

8.2.
Escrow Agent's Duties. Escrow Agent shall not incur any liability (i) for the sufficiency or correctness as to form, manner, execution or validity of any instrument deposited with it, (ii) as to the identity, authority or rights of any person executing such instrument, (iii) for failure to comply with any of the provisions of any agreement, contract or other instrument filed with Escrow Agent or referred to herein, (iv) for any action taken or omitted in good faith upon advice of its counsel, or (v) for any action taken or omitted in reliance upon any instrument, including written notice or instruction provided for in this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons, and to conform with the provisions of this Agreement. Escrow Agent's duties hereunder shall be limited to the safekeeping of all monies received by it as Escrow Agent, and for its disposition in accordance with the terms of this Agreement.

ARTICLE IX
MISCELLANEOUS

9.1.	Recitals. All of the recitals set forth in this Agreement are true and correct and are hereby incorporated as substantive terms of this Agreement.

9.2.	Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of North Carolina.

9.3.
Waiver. Failure of either Purchaser or Seller to exercise any right given hereunder or to insist upon strict compliance with regard to any term, condition or covenant specified herein shall not constitute a waiver of Purchaser's or Seller's right to exercise such right or to demand strict compliance with any term, condition or covenant under this Agreement.

9.4.
Counterparts. For convenience, this Agreement may be executed in any number of counterparts, each of which shall be deemed an original. All such counterparts when taken together shall constitute one and the same instrument. For purposes of executing this Agreement, any signed document transmitted by facsimile transmittal or email shall be considered as an original signature, having the same binding legal effect as an original document. At the request of any party, any document transmitted via facsimile or email shall be re-executed by the relevant party in an original form, it being agreed that the failure by any party to so re-execute such document shall not affect the binding legal effect of such document.

9.5.
Captions. All captions, headings, section, paragraph and subparagraph numbers and letters are solely for reference purposes and shall not be deemed to be supplementing, limiting, or otherwise varying the text of this Agreement.

9.6.
Severability. The invalidity or unenforceability of a particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

9.7.	Time of the Essence. Time is of the essence with respect to obligations and duties under this Agreement.

9.8.
No Obligations to Third Parties. Except as otherwise expressly provided herein, the execution and delivery of this Agreement shall not be deemed to confer any rights upon, nor obligate any of the parties hereto, to any person or entity other than the parties.

9.9.	Exhibits and Schedules. The exhibits and schedules attached hereto are hereby incorporated herein by this reference.

9.10.	Amendment to this Agreement. The terms of this Agreement may not be modified or amended except by an instrument in writing executed by each of the parties.

9.11.	Fees and Other Expenses. Except as otherwise provided herein, each of the parties shall pay its own fees and expenses incurred in connection with this Agreement.

9.12.
Entire Agreement. This Agreement supersedes any prior agreements, negotiations and communications, oral or written, and contains the entire agreement between Purchaser and Seller as to the subject matter hereof. No subsequent agreement, representation, or promise made by either party hereto, or by or to an employee, officer, agent or representative of either party, shall be of any effect unless it is in writing and executed by the party to be bound thereby.

9.13.
Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective successors and assigns of the parties (as permitted pursuant to the provisions of this Agreement).

9.14.
Confidentiality, Non-Circumvention. The parties shall take all necessary measures to preclude the disclosure of any information relative to the transactions contemplated herein to any person or entity. The recording or dissemination of any document acknowledging the existence of this Agreement or Seller's intent to sell the Project is strictly prohibited.

9.15.
Construction. The patties hereto hereby acknowledge and agree that (i) each patty hereto is of equal bargaining strength, (ii) each such party has actively participated in the drafting, preparation and negotiation of this Agreement, (iii) each such party has consulted with its own independent counsel, and such other professional advisors as it has deemed appropriate, relating to any and all matters contemplated under this Agreement, (iv) each such party and its counsel and advisors have reviewed this Agreement, (v) each such party has agreed to enter into this Agreement following such review and the rendering of such advice and (vi) any rule of construction to the effect that ambiguities are to be resolved against the drafting parties shall not apply in the interpretation of this Agreement, or any portions hereof, or any amendments hereto.

9.16.
Holidays, Etc. Whenever any time limit or date provided herein falls on a Saturday, Sunday, or legal holiday under the laws of the State of North Carolina, then such date shall be extended to the next day which is not a Saturday, Sunday or legal holiday.

9.17.	Business Days. Business Days shall mean each Monday through Friday, excluding United States holidays, and "Business Day" shall mean any one of the days otherwise comprising Business Days.

9.18.
Assignment. Purchaser may assign this Agreement to a related entity owned and controlled by Greg Lindberg without the consent of Seller. The related entity Assignee shall expressly assume all Purchaser's obligations under this Agreement as a condition of the assignment.

EXECUTED by Purchaser on the 28th day of July, 2016.

Purchaser:

By: Greg Lindberg, CEO

EXECUTED by Seller on the 27day of July, 2016.

Seller•

REALMARK-COMMERCIA L, LLC

Realmark-Commercial Management, Inc.
Its Managing Member

By:

Its:
President

SCHEDULE "1"

RECEIPT OF PURCHASE AND SALE AGREEMENT

William  H. Mattrey, hereby acknowledges receipt of at least one signed original of this Agreement.

    Date:  8/1, 2016

EXIDBIT "A"

DESCRIPTION OF THE PROPERTY